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                           September 8, 2020

       Tilman J. Fertitta
       Chief Executive Officer
       Landcadia Holdings II, Inc.
       1510 West Loop South
       Houston, TX 77027

                                                        Re: Landcadia Holdings
II, Inc.
                                                            Preliminary Merger
Proxy Statement on Schedule 14A
                                                            Filed August 12,
2020
                                                            File No. 001-38893

       Dear Mr. Fertitta:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Merger Proxy Statement Filed August 12, 2020

       Summary, page 1

   1. We note your disclosure regarding the A&R HoldCo LLC Agreement as it pertains to the exchange of Landcadia
Holdings II Class B units into Class A common stock of New
                                                        Golden Nugget Online
Gaming ("New GNOG"). Please revise to provide a discussion of how such an exchange
would impact New GNOG's holders of Class A common stock and
                                                        what the outcome of
that exchange would have on the voting control and economic rights of New GNOG.
       Ancillary Agreements, page 37

   2. Please disclose the range of the future payouts that you expect to pay under the Tax
                                                        Receivable Agreement,
the anticipated timing of the payouts, and how you intend to fund the required payouts.
 Tilman J. Fertitta
FirstName  LastNameTilman
Landcadia Holdings  II, Inc. J. Fertitta
Comapany 8,
September  NameLandcadia
              2020           Holdings II, Inc.
September
Page 2     8, 2020 Page 2
FirstName LastName
GNOG relies on information technology and other systems and platforms..., page
58

3. Please revise to identify the third-party service providers that are "critical to the performance of [your] platform and offerings," and disclose the material terms of those agreements.
Risk Factors, page 75

4. To the extent material, please revise to provide risk factor disclosure regarding the geographic concentration of your revenues and operations.
Notes to Unaudited Pro Forma Combined Condensed Financial Information
Note 3. Adjustment to Unaudited Pro Forma Condensed Combined Financial
Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 108

5. In your explanation of adjustment F, please clarify why the HoldCo Class B units will be classified as temporary equity upon consummation of the transaction.
6. Expand your adjustment J disclosure to address the nature of each adjustment posted to your pro forma balance sheet. For example, the footnote should clearly explain the underlying reasons for the elimination of the subscription receivable and why no cash is received by GNOG. That is, you should clearly disclose why the subscription receivable is being reduced by $150 million and debited to paid-in-capital. In addition, please explain the basis for your reclassification of the subscription receivable as non-controlling interest.
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 109

7. Please revise to provide an explanation for the pro forma adjustment (assuming no redemptions) to net loss attributable to non-controlling interest for the three months ended
         March 31, 2020 and the year ended December 31, 2019.
Proposal No. 1 - The Transaction Proposal
The Purchase Agreement
Structure; Consideration to be Paid in the Transaction, page 124

8. Please provide us with your analysis of whether your ownership structure will be subject to consolidation based on the guidance in ASC 810-10-15-14, considering the economic ownership interests and voting power upon closing of the transaction as well as the ancillary agreements to be entered into in connection with the purchase agreement and the
         guarantees made under GNOG   s Credit Agreement. In addition, to the
extent your
         ownership structure will involve variable interest entities, please provide your analysis of
         each entity   s primary beneficiary. Refer to ASC 810-10-25-38 through
25-38J.
 Tilman J. Fertitta
FirstName  LastNameTilman
Landcadia Holdings  II, Inc. J. Fertitta
Comapany 8,
September  NameLandcadia
              2020           Holdings II, Inc.
September
Page 3     8, 2020 Page 3
FirstName LastName
Proposal No. 4 - The Advisory Charter Proposals, page 177

9. We note your disclosure indicating that you are providing shareholders the opportunity to separately vote on numerous charter provisions in the proposed charter "pursuant to SEC guidance." Clarify that you are giving shareholders the opportunity to present their separate views on important corporate governance provisions.
Business of GNOG
Industry Background/Market Opportunity, page 213

10.      Please provide an explanation of how you compute GNOG   s GGR as
referred to in the
         fourth paragraph.
11. You indicate that online gaming revenue in New Jersey represented 81% of land-based gaming revenue for the six months ended June 30, 2020. Please provide context for the significant increase in the percentage, in light of the impact of the COVID-19 pandemic during the period. In this regard, we note from your disclosure on page 225 that the closures of casino facilities has caused an increase in new patrons utilizing online gaming.
Business of GNOG, page 213

12. Please provide disclosure regarding how the company defines "iGaming." As part of your discussion, clarify whether iGaming encompasses live dealer games, sports betting, poker, online slots, and other type of gaming done via the internet, or if it is limited to a subset of gaming activities online.
GNOG Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 230

13. Your discussion of cash provided by operating activities should contribute substantively to an understanding of your historical sources and uses of cash associated with the changes in asset and liability accounts. Please revise to include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to the guidance in Section IV.B.1 of SEC Release 33-8350, Commission Guidance Regarding
         Management   s Discussion and Analysis of Financial Condition and
Results of
         Operations.
14. Please update your discussion of cash flows to also address any material changes in financial condition from the end of your fiscal year to the date of the most recent interim balance sheet provided in the filing. Refer to Item 303(b)(1) of Regulation S-K.
Summary Compensation Table, page 239

15. You disclose that none of Messrs. Fertitta, Scheinthal or Liem received separate
 Tilman J. Fertitta
Landcadia Holdings II, Inc.
September 8, 2020
Page 4
      compensation for their services to GNOG as of December 31, 2019 and that they were instead compensated by Landry's LLC. Please revise to discuss the terms of any management agreement between Landry's LLC and GNOG including the structure and fees of any such agreement. Refer to Item 404 of Regulation S-K and the Regulation S-K
      Compliance and Disclosure Interpretation 217.08 for guidance.
Certain Relationships and Related Transactions
GNOG   s Related Party Transactions, page 260

16. Please disclose the nature of the relationship between GNOG and Landry's LLC. In addition, discuss the role that Landry's LLC is playing in this transaction and the nature of the relationship upon closing of the transaction.
General

17. We note the disclosure on page 137 that your A&R Registration Rights Agreement is attached as an annex to the proxy statement but we are unable to locate it. Please advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameTilman J. Fertitta
                                                            Division of
Corporation Finance
Comapany NameLandcadia Holdings II, Inc.
                                                            Office of
Technology
September 8, 2020 Page 4
cc:       Joel Rubinstein, Esq.
FirstName LastName